Exhibit 99.1

Volvo Treasury Half Year Report 2007

STOCKHOLM, Sweden--Regulatory News:

In accordance with the Swedish Securities Exchange and Clearing Operations Act, Volvo Treasury AB now publishes its half year report. The report is available at:

http://www.volvo.com/group/global/en-gb/Volvo+Group/our+companies /volvo_treasury/

(Due to its length, this URL may need to be copied/pasted into your Internet browser's address field. Remove the extra space if one exists.)

Volvo Treasury AB is a subsidiary of AB Volvo providing the Volvo Group companies with competitive funding, treasury and cash management related services.

August 31, 2007

The character of the information is such that it shall be disclosed by AB Volvo (publ) in accordance with the Swedish Securities and Clearing Operations Act and/or the Swedish Financial Instruments Act. The information was disclosed to the media on 0831, 2007 at 11.15 a.m.

The Volvo Group is one of the world’s leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service. The Volvo Group, which employs about 93,000 people, has production facilities in 18 countries and sells their products in more than 180 markets. Annual sales of the Volvo Group amount to about 27 billion euro. The Volvo Group is a publicly-held company headquartered in Göteborg, Sweden. Volvo shares are listed on the Stockholm stock exchange and on NASDAQ in the US.

This information was brought to you by Cision http://newsroom.cision.com

Volvo Treasury AB
Jonas Höglund, +46 31 66 56 51